Exhibit 99.1

RECENT DEVELOPMENTS

Acquisition

Overview

On August 2, 2006, Canetic entered into the Acquisition Agreement, as well as certain related agreements, with the Vendors, which provide for the indirect acquisition of the Hoadley and B.C. Assets, through a series of steps which include the acquisition of the shares (the “Shares”) of two holding companies (the “Holding Companies”), the material assets of which are interests in two partnerships which hold the Hoadley and B.C. Assets and the subsequent distribution of the Hoadley and B.C. Assets to Canetic out of such partnerships, for a purchase price (the “Purchase Price”) of $930 million, subject to customary closing adjustments.

The Acquisition is expected to close by the end of August 2006, or such other date as Canetic and the Vendors may agree, and will have an effective date of June 1, 2006. Canetic has paid a $50 million deposit (the “Deposit”) to the Vendors in connection with the Acquisition. Canetic is currently conducting due diligence (including title reviews) in respect of the Hoadley and B.C. Assets.

Hoadley and B.C. Assets

The Hoadley and B.C. Assets consist of oil, natural gas and NGL assets located in Alberta and northeastern British Columbia with production weighted approximately 86% natural gas and 14% light oil and NGL, which as at July 1, 2006 were producing approximately 81 mmcf of natural gas equivalent per day (13,500 boe/d), before deduction of royalties owed to others (comprised of approximately 70.0 mmcf/d of natural gas and 1,830 bbls/d of oil and NGL). Approximately 80% of the production from the properties is currently operated by the Vendors. Management of Canetic believes that the Hoadley and B.C. Assets offer numerous low risk infill and development drilling locations and optimization opportunities to enhance production and reserves.

The Hoadley and B.C. Assets are estimated by AJM to have approximately 53.3 million boe of proved plus probable reserves effective April 1, 2006. Canetic has estimated that the Hoadley and B.C. Assets have approximately 40.1 million boe of proved plus probable reserves effective July 1, 2006. AJM’s estimates are approximately 24% higher than Canetic’s internal estimates when mechanically updated to July 1, 2006.

Included in the Hoadley and B.C. Assets are approximately 333,600 gross (230,000 net) acres of undeveloped land at an average 69% working interest.

For more information regarding the Hoadley and B.C. Assets, see “Information Concerning the Hoadley and B.C. Assets”.

Closing Conditions, Deposit and Liability Arrangements

Conditions to closing of the Acquisition under the Acquisition Agreement include the following: the continued accuracy of representations and warranties and performance of covenants, other than breaches not exceeding $50 million in the aggregate; receipt of all necessary governmental approvals (including under the Competition Act (Canada)) and other customary pre-closing approvals; no material adverse change in respect of the Hoadley and B.C. Assets; and the execution and delivery of the agreed upon forms of collateral agreements.

The Acquisition Agreement provides for Canetic to conduct certain title reviews and a mechanism for adjusting the Purchase Price should title defects exist which affect assets having an aggregate value equal to or in excess of 2.5% of the Purchase Price and entitles either the Vendors or Canetic to terminate the Acquisition Agreement if such title defects affect assets having an aggregate value in excess of 10% of the Purchase Price. In accordance with the terms of the Acquisition Agreement, if the Acquisition is completed, the Deposit (together with interest thereon) will be returned to Canetic. If the Acquisition does not occur due to a default by Canetic under the Acquisition Agreement, the Vendors will be entitled as their sole remedy to retain the Deposit (together with interest thereon) plus an additional amount of $43 million that Canetic has agreed to pay. If the closing does not occur due to a failure of the Vendors to satisfy certain closing conditions, the Deposit (together with interest thereon) will be returned to Canetic.

In connection with the Acquisition, the Vendors have agreed to indemnify Canetic in respect of certain liabilities that may arise out of Canetic’s acquisition of the Shares, the Holding Companies and the Hoadley and B.C. Assets, including any breaches of the representations and warranties made by the Vendors, subject to certain exceptions. Certain of the Vendors’ indemnities are subject to a minimum threshold of 2.5% and a minimum deductible of 1.25% of the Purchase Price with an aggregate cap of 50% of the Purchase Price. Other Vendors’ indemnities are not subject to any minimum deductible or aggregate cap on liability.

Canetic has agreed to indemnify the Vendors in respect of certain liabilities arising out of the Acquisition Agreement, including any breaches of the representations and warranties of Canetic, subject to certain exceptions. In addition, Canetic has, in a manner consistent with typical industry practice, agreed to indemnify the Vendors after closing for certain liabilities which relate to the Hoadley and B.C. Assets, the Shares and the Holding Companies and for all past, present and future environmental liabilities for matters in connection with lands arising within the perimeter of the lands comprising the Hoadley and B.C. Assets, in each case, subject to certain limited exceptions.

Benefits of the Acquisition

In the opinion of management of Canetic, the Acquisition is expected to offer a number of financial and operational benefits, including the following:

•                                          accretive to the Trust’s cash flow, reserves, production and net asset value per Unit and neutral to its reserve life index;

•                                          lowers the Trust’s payout ratio to further enhance the sustainability of the Trust’s current $0.23 per Unit monthly distribution;

•                                          attractive production and reserve acquisition costs of approximately $67,000 per flowing boe and $22.45 per boe of proved plus probable reserves. After adjusting for the value of undeveloped land, seismic and tax pools (internally estimated at approximately $140 million) the transaction metrics are $56,500 per flowing boe and $18.95 per boe of proved plus probable reserves;

•                                          a more balanced production mix through increased exposure to natural gas. As a result of the Acquisition, Canetic’s production will be comprised of 53% of primarily light crude oil and NGL and 47% natural gas;

•                                          development of a significant new core area in northeast British Columbia that is complementary to Canetic’s current operations at Fort St. John and Blackhawk;

•                                          substantial, concentrated, undeveloped land base of 230,000 net undeveloped acres with associated 2D and 3D seismic;

•                                          over 300 identified development drilling opportunities in both British Columbia and the Hoadley area of central Alberta, which will allow Canetic to continue its strategy of adding reserves and production through internal development and optimization. Improving gas prices may add a further 1,000 shallow gas opportunities in the Hoadley area;

•                                          coal bed methane potential in both the Horseshoe Canyon and Mannville formations;

•                                          operatorship of 80% of production and facilities infrastructure;

•                                          improves the quality of Canetic’s asset base, allowing it to continue to rationalize non-core assets and further high grade the asset portfolio. The asset rationalization program also increases Canetic’s future financial flexibility; and

•                                          adds large gas in place assets to existing large oil in place assets to further enhance Canetic’s sustainability model through all points of the commodity cycle.

Potential Acquisitions

The Trust continues to evaluate potential acquisitions of all types of petroleum and natural gas and other energy-related assets as part of its ongoing acquisition program. The Trust is normally in the process of evaluating several potential acquisitions at any one time which individually or together could be material. As of the date hereof, other than as otherwise disclosed herein, the Trust has not reached agreement on the price or terms of any potential material acquisitions. The Trust cannot predict whether any current or future opportunities will result in one or more acquisitions for the Trust.

INFORMATION CONCERNING THE HOADLEY AND B.C. ASSETS

As the Trust does not currently own the Hoadley and B.C. Assets, the following information has been summarized from publicly available information and information obtained from third parties.

The reserves data for the Hoadley and B.C. Assets set forth below is based upon an evaluation by AJM dated July 27, 2006 with an effective date of April 1, 2006 contained in the AJM Report. The reserves data summarizes the crude oil, NGL and natural gas reserves of the Hoadley and B.C. Assets and the net present values of future net revenue for these reserves using constant prices and costs and forecast prices and costs. The reserves data conforms to the requirements of NI 51-101. Additional information not required by NI 51-101 has been presented to provide additional information that Canetic believes is important to the readers of this information.

The tables summarize the data contained in the AJM Report and as a result may include slightly different numbers than the AJM Report due to rounding. The pricing used in the forecast and constant price evaluations, set forth in the tables, is based on the AJM pricing as of March 31, 2006.

All evaluations of future revenue are after deduction of royalties, development costs, production costs and well abandonment costs but before consideration of indirect cost such as administrative, overhead and other miscellaneous expenses. Other assumptions and qualifications relating to costs and other matters are included in the AJM Report. The recovery and reserves estimates on the properties described herein are estimates only. The actual oil and natural gas reserves and future production of the Hoadley and B.C. Assets will be greater or less than those calculated.

It should not be assumed that the estimates of future net revenues presented in the tables below represent the fair market value of the reserves. There is no assurance that the constant or forecast prices and costs or other assumptions will be attained and variances could be material.

All reserves associated with the Hoadley and B.C. Assets are located in Canada and, specifically, in the Provinces of Alberta and British Columbia and with immaterial interests in Saskatchewan.

Reserves Data (Forecast Prices and Costs)

The following tables provide reserves data and future net revenues associated with the Hoadley and B.C. Assets based on the AJM Report using forecast prices and costs.

Summary of Oil and Gas Reserves

and Net Present Values of Future Net Revenue

as of April 1, 2006

Forecast Prices and Costs

	Reserves
	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Boe
Reserves Category	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved
Developed Producing	553	521	—	—	144,762	115,393	2,941	2,188	27,621	21,941
Developed Non-Producing	36	30	—	—	9,405	7,514	233	173	1,837	1,455
Undeveloped	—	—	—	—	18,632	15,457	284	193	3,389	2,769
Total Proved	588	551	—	—	172,799	138,364	3,458	2,553	32,846	26,165
Probable	236	230	—	—	107,714	85,919	2,221	1,637	20,409	16,187

Total Proved Plus Probable	824	781	—	—	280,513	224,284	5,679	4,191	53,256	42,352

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)

Proved
Developed Producing	1,041,049	774,932	639,408	553,212	492,086	1,041,049	774,932	639,408	553,212	492,086
Developed Non-Producing	67,063	54,220	45,436	39,073	34,258	67,063	54,220	45,436	39,073	34,258
Undeveloped	95,113	73,206	58,519	47,933	39,931	95,113	73,206	58,519	47,933	39,931
Total Proved	1,203,225	902,359	743,363	640,218	566,275	1,203,225	902,359	743,363	640,218	566,275
Probable	749,285	460,501	333,502	258,471	208,237	749,285	460,501	333,502	258,471	208,237

Total Proved Plus Probable	1,952,510	1,362,860	1,076,866	898,689	774,512	1,952,510	1,362,860	1,076,866	898,689	774,512

Total Future Net Revenue

(Undiscounted)

as of April 1, 2006

Forecast Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)

Proved Reserves	2,086,673	430,316	383,318	51,340	18,396	1,203,225	—	1,203,225

Proved Plus Probable Reserves	3,455,158	717,397	616,802	143,845	24,482	1,952,510	—	1,952,510

Future Net Revenue

by Production Group

as of April 1, 2006

Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year)
		(m$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	26,470
	Heavy Oil (including solution gas and other by-products)	—
	Natural Gas (including by-products but excluding solution gas from oil wells)	716,893

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	32,285
	Heavy Oil (including solution gas and other by-products)	—
	Natural Gas (including by-products but excluding solution gas from oil wells)	1,044,581

Reserves Data (Constant Prices and Costs)

The following tables provide reserves data and future net revenue of the Hoadley and B.C. Assets based on the AJM Report using constant prices and costs.

Summary of Oil and Gas Reserves

and Net Present Values of Future Net Revenue

as of April 1, 2006

Constant Prices and Costs

	Reserves
Reserves Category	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Boe
	Gross	Net	Gross	Net	Gross	Net	Gross	Net	Gross	Net
	(mbbls)	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mmcf)	(mbbls)	(mbbls)	(mboe)	(mboe)

Proved
Developed Producing	560	528	—	—	143,894	114,327	2,928	2,175	27,470	21,758
Developed Non-Producing	36	30	—	—	9,345	7,409	232	172	1,826	1,437
Undeveloped	—	—	—	—	18,528	15,312	284	193	3,372	2,745
Total Proved	596	558	—	—	171,767	137,049	3,443	2,540	32,667	25,940
Probable	238	233	—	—	107,175	85,143	2,217	1,631	20,318	16,055

Total Proved Plus Probable	834	791	—	—	278,943	222,192	5,660	4,171	52,984	41,994

	Net Present Values of Future Net Revenue
	Before Income Taxes Discounted at (%/year)					After Income Taxes Discounted at (%/year)
Reserves Category	0	5	10	15	20	0	5	10	15	20
	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)

Proved
Developed Producing	708,568	554,087	465,695	406,506	363,447	708,568	554,087	465,695	406,506	363,447
Developed Non-Producing	47,223	38,240	31,972	27,378	23,879	47,223	38,240	31,972	27,378	23,879
Undeveloped	56,304	41,554	31,614	24,448	19,046	56,304	41,554	31,614	24,448	19,046
Total Proved	812,095	633,881	529,281	458,332	406,372	812,095	633,881	529,281	458,332	406,372
Probable	463,240	304,754	223,988	173,418	138,709	463,240	304,754	223,988	173,418	138,709

Total Proved Plus Probable	1,275,335	938,635	753,269	631,750	545,081	1,275,335	938,635	753,269	631,750	545,081

Total Future Net Revenue

(Undiscounted)

as of April 1, 2006

Constant Prices and Costs

Reserves Category	Revenue	Royalties	Operating Costs	Development Costs	Well Abandonment Costs	Future Net Revenue Before Income Taxes	Income Taxes	Future Net Revenue After Income Taxes
	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)	(m$)

Proved Reserves	1,498,059	314,309	306,733	50,561	14,309	812,095	—	812,095

Proved Plus Probable Reserves	2,425,147	513,343	478,807	139,992	17,589	1,275,335	—	1,275,335

Future Net Revenue

by Production Group

as of April 1, 2006

Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year)
		(m$)

Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	24,600
	Heavy Oil (including solution gas and other by-products)	—
	Natural Gas (including by-products but excluding solution gas from oil wells)	504,681

Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	29,852
	Heavy Oil (including solution gas and other by-products)	—
	Natural Gas (including by-products but excluding solution gas from oil wells)	723,417

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data for the Hoadley and B.C. Assets and, in the case of forecast prices and costs, the inflation rate assumptions.

Summary of Pricing Assumptions
as of March 31, 2006

Constant Prices and Costs

	Crude Oil		Crude Oil
Year	WTI Cushing Oklahoma	Edmonton Par Price 40° API	U.S. Henry Hub Price	AECO Price	Edmonton Propane	Edmonton Butane	Edmonton Pentanes	Exchange Rate
	($US/bbl)	($Cdn/bbl)	($US/mcf)	($Cdn/mcf)	($Cdn/bbl)	($Cdn/bbl)	($Cdn/bbl)	($US/$Cdn)

2006 (9m)	71.88	72.98	6.98	6.07	58.38	47.24	76.63	0.8926

Summary of Pricing and Inflation Rate Assumptions
as of March 31, 2006

Forecast Prices and Costs

	Crude Oil				Natural Gas
Year	WTI Cushing Oklahoma		Edmonton Par Price 40° API		U.S. Henry Hub Price		AECO Price		Edmonton Propane		Edmonton Butane		Edmonton Pentanes		Inflation Rates	Exchange Rate
	($US/bbl)		($Cdn/bbl)		($US/mcf)		($Cdn/mcf)		($Cdn/bbl)		($Cdn/bbl)		($Cdn/bbl)		%/Year	($US/$Cdn)

2006 (9m)	60.00		69.60		8.00		7.90		45.25		55.70		73.10		2.0	0.850
2007	61.20		71.00		10.20		10.50		46.15		56.80		74.55		2.0	0.850
2008	62.45		72.50		8.85		8.90		47.15		58.00		76.15		2.0	0.850
2009	61.60		71.50		8.50		8.50		46.50		57.20		75.10		2.0	0.850
2010	59.55		69.10		8.65		8.70		44.90		55.30		72.55		2.0	0.850
2011	55.15		63.90		8.85		8.90		41.55		51.10		67.10		2.0	0.850
2012	56.35		65.30		9.00		9.10		42.45		52.25		68.55		2.0	0.850
2013	57.45		66.60		9.20		9.30		43.30		53.30		69.95		2.0	0.850
2014	58.60		67.95		9.35		9.50		44.15		54.35		71.35		2.0	0.850
2015	59.75		69.30		9.55		9.75		45.05		55.45		72.75		2.0	0.850
2016	60.90		70.70		9.75		10.00		45.95		56.55		74.25		2.0	0.850
2017	62.10		72.10		9.95		10.20		46.85		57.70		75.70		2.0	0.850
2018	63.40		73.60		10.15		10.45		47.85		58.90		77.30		2.0	0.850
2019	64.65		75.10		10.35		10.70		48.80		60.10		78.85		2.0	0.850
2020	65.95		76.60		10.55		10.90		49.80		61.30		80.45		2.0	0.850
2021+	~+2.0/yr	%	~+2.0/yr	%	~+2.0/yr	%	~+2.0/yr	%	~+2.0/yr	%	~+2.0/yr	%	~+2.0/yr	%	2.0	0.850

Oil and Gas Properties

The following is a description of the principal properties to be acquired by Canetic pursuant to the Acquisition as at April 1, 2006. The Hoadley and B.C. Assets are focused in Alberta and British Columbia.

Hoadley

The properties comprising the Hoadley district are mainly located in southern and central Alberta, and are a good fit with Canetic’s existing operations. The properties include several major established producing areas, including Ferrybank, Willesden Green, Westerose South, Gilby, Homeglen Rimbey and Westerose, as well as additional minor properties. Production intervals include Devonian, Mississippian, Cretaceous and Tertiary horizons.

The Hoadley district has an average working interest of 65% within a large land base of 313,390 gross acres. Production is predominantly natural gas and is 90% operated. Estimated working interest production from the Hoadley district for July 2006 is approximately 8,487 boe/d (42.38 mmcf/d of natural gas and 1,424 bbls/d of crude oil and NGL).

The Hoadley district includes production from three principal producing entities; conventional (primarily Glauconitic Formation), shallow gas (Edmonton Formation) and coal bed methane (Edmonton and Horseshoe Canyon Formations).

Conventional

Conventional reserves in the Hoadley district are multi-zoned and generally attributable to the Belly River, Cardium, Notikewin, Glauconitic and Ellerslie horizons. Production is predominantly sweet natural gas and associated NGL from Glauconitic sandstone reservoirs. The Glauconitic Formation is an Early Cretaceous quartzose sandstone deposited within the extensive, southwest – northeast trending, progradational Hoadley marine barrier bar complex.

Shallow Gas

Shallow gas reserves at Hoadley are attributable to the Late Cretaceous Edmonton and Scollard zones as well as the Tertiary Paskapoo horizon. Production is dry sweet natural gas from a shallow sandstone reservoir. These sandstones were primarily deposited within a complex sequence of stacked fluvio-deltaic valley-fills. The Edmonton / Paskapoo section reaches thicknesses of 600 meters and can contain up to eight productive sands per well bore.

Coal Bed Methane (CBM)

CBM reserves in the Hoadley district are comprised of multiple coal seams including the Late Cretaceous Horseshoe Canyon (Edmonton Group) coals and overlying Ardley (Scollard Formation) coals. Thickness of the coal section is approximately 600 meters with an average of 15 meters of net coal occurring in up to 35 seams.

B.C. South and North

The properties comprising the B.C. North and South districts are located in northeastern British Columbia mainly between Townships 81-88 Ranges 13-25 W6M and extending northward into the Peace River block from 94-A-13 and 94-A-14. These assets fit well with Canetic’s existing operations at Fort St. John.

B.C. South

B.C. South is a well established producing area with production associated with numerous fields including Bear Flats, Parkland, Boudreau, Airport, Fort St. John, Monais, Wilder, Silverberry, Rigel, Muskrat, Montney, Oak, Siphon, Rigel and Stoddart. Producing intervals include Devonian, Mississippian, Permian, Triassic and Cretaceous aged strata. The majority of this production is natural gas and occurs within both structural and stratigraphic traps in the Baldonnel, Halfway and Belloy horizons. The structural nature of trapping is associated with folding and faulting within the Fort St. John Graben. The Triassic Baldonnel Formation consists of a succession of basin to ramp carbonates deposited in a shallow platform setting. The Middle Triassic Halfway Formation is a coarsening upward succession of primarily shore face derived quartz sandstone. The Belloy Formation is Permian aged and comprised of a mixed lithology of dolomite, sandstone and chert. The Belloy reservoir unit is generally heterogeneous with production largely associated with several high permeability fairways.

The B.C. South district has an average working interest of 57% over 161,703 gross acres. Production is largely natural gas and is 79% operated. Estimated working interest production from the B.C. South district for July 2006 is approximately 3,188 boe/d (17.31 mmcf/d of natural gas and 302 bbls/d of crude oil and NGL).

B.C. North

B.C. North is directly adjacent to the B.C. South district and represents an extension of Canetic’s footprint in northeastern B.C. The B.C. North district is also a well established producing area centered around principal producing assets including Buick Creek and Fireweed. All production is associated with multiple zones within the Devonian, Triassic and Cretaceous aged strata.

B.C. North reserves are derived from multiple zones including the Bluesky, Dunlevy, Baldonnel, Halfway and Doig horizons. The main productive horizon is the Jurassic - early Cretaceous Dunlevy Formation. The Dunlevy Formation contains multiple fluvial and estuarine derived sandstones which were deposited within a complex valley-fill system. Trapping style can be both structural and stratigraphic in style. The stratigraphic component of the traps is associated with the compartmentalized nature of individual reservoir sands.

The B.C. North district encompasses 202,726 gross acres with an average working interest of 57%. Production is almost entirely comprised of natural gas and associated NGL and is 91% operated. Estimated working interest production from the B.C. North district for July 2006 is approximately 1,825 boe/d (9.83 mmcf/d of natural gas and 187 bbls/d of crude oil and NGL).

Undeveloped Reserves

The following table sets forth the proved undeveloped reserves and the probable undeveloped reserves, each by product type, attributed to the Hoadley and B.C. Assets as estimated in the AJM Report, based on company interest reserves and based on escalating cost and price assumptions. These undeveloped reserves will be developed over time to replace naturally occurring production declines.

Proved Undeveloped				Probable Undeveloped
Light / Medium Crude Oil	Heavy Oil	Natural Gas	NGL	Light / Medium Crude Oil	Heavy Oil	Natural Gas	NGL
(mbbls)	(mbbls)	(mmcf)	(mbbls)	(mbbls)	(mbbls)	(mmcf)	(mbbls)

—	—	18,632	284	236	—	107,714	2,221

Future Development Costs

The following table sets forth development costs deducted in the estimation of the future net revenue attributable to the Hoadley and B.C. Assets in the AJM Report in the reserve categories noted below.

	Forecast Prices and Costs (m$ )				Constant Prices and Costs (m$ )
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves
Year	0%	10%	0%	10%	0%	10%

2006	25,456	24,791	35,464	34,305	25,456	24,791
2007	18,521	16,436	53,298	47,296	18,158	16,113
2008	5,486	4,425	38,755	31,260	5,272	4,253
2009	527	386	8,996	6,596	496	364
2010	700	467	5,718	3,811	647	431
Thereafter	650	269	1,613	607	532	231
Total	51,340	46,774	143,844	123,875	50,561	46,183

The future development costs are capital expenditures required in the future for the Hoadley and B.C. Assets to convert proved undeveloped reserves and probable reserves into proved developed producing reserves. Canetic anticipates using a combination of internally generated cash flow, debt and equity financing to fund these future development costs. Based on the commodity price and cost assumptions adopted for both the constant prices and costs case and the forecast prices and costs case, all the expenditures included in the future development costs are economic as they enhance the net present values of the proved developed reserves.

Oil And Gas Wells

The following table sets forth the number and status of wells as at April 1, 2006 in which Canetic will acquire a working interest pursuant to the Acquisition.

	Oil Wells				Natural Gas Wells
	Producing		Non-Producing(1)		Producing		Non-Producing(1)
	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)	Gross(2)	Net(3)

Alberta	20	11.7	1	0.7	529	217.2	33	26.0
British Columbia	35	15.1	—	—	187	103.5	5	1.9
Saskatchewan	—	—	—	—	47	10.8	2	0.5
Total	55	26.8	1	0.7	763	331.5	40	28.4

Notes:

(1)                                  Non-Producing wells means wells which have encountered and are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2)                                  “Gross” wells mean the number of wells in which the Vendors have an interest and includes unit wells.

(3)                                  “Net” wells means the aggregate number of wells obtained by multiplying each gross well by the Vendors’ percentage interest.

Properties with No Attributed Reserves

The following table sets out for the Hoadley and B.C. Assets the total land holdings of proved and unproved properties to be acquired by the Trust. Approximately 19,775 net acres will expire within one year.

	Developed (Acres)		Unproved Properties (Acres)		Total (Acres)
	Gross	Net	Gross	Net	Gross	Net

Alberta(1)	179,580	100,095	133,810	104,791	313,390	204,886
British Columbia	164,677	81,660	199,752	125,077	364,429	206,737
Total	344,257	181,755	333,562	229,868	677,819	411,623

Note:

(1)                                  Alberta includes minor landholdings in Saskatchewan.

Forward Contracts

There were no forward contracts associated with the Hoadley and B.C. Assets at the effective date of the AJM Report.

Tax Horizons

For the purposes of this disclosure, it was assumed that the Trust will not pay income taxes during the life of the reserves. The Trust does not currently anticipate paying income taxes in the foreseeable future.

Additional Information Concerning Abandonment and Reclamation Costs

The future net present values disclosed herein are after well abandonment costs net of salvage values and excluding surface reclamation costs. Well abandonments are scheduled at the end of the economic life of each well. Well abandonments were estimated by Canetic based on actual average costs and provided to AJM.

The well abandonment costs associated with the Hoadley and B.C. Assets to be acquired pursuant to the Acquisition, undiscounted and discounted at 10%, are provided in the following tables.

	Forecast Prices and Costs (m$ )				Constant Prices and Costs (m$ )
	Proved Reserves		Proved Plus Probable Reserves		Proved Reserves
Year	0%	10%	0%	10%	0%	10%

2006	42	39	—	—	165	155
2007	142	126	145	129	302	268
2008	1,034	834	493	398	832	671
2009	462	339	412	302	475	349
2010	889	592	737	491	1,123	748
Thereafter	15,827	4,871	22,695	5,327	11,412	3,893
Total	18,396	6,801	24,482	6,647	14,309	6,084

Costs Incurred

A total of $102.62 million and $58.83 million, respectively, in acquisition, exploration and development costs were incurred in respect of the Hoadley and B.C. Assets for the year ended December 31, 2005 and the six months ended June 30, 2006.

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells drilled on the Hoadley and B.C. Assets during the periods indicated.

	Six Months Ended June 30, 2006		Year Ended December 31, 2005
	Gross	Net	Gross	Net

Light and Medium Oil	—	—	—	—
Natural Gas	50	35	98	64.2
Other(1)	—	—	3	2.1
Total	50	35	101	66.3

Note:

(1)                                  “Other” includes service wells, standing wells, dry holes, and wells that are rig released but the status is not yet known.

Significant Factors or Uncertainties

The AJM Report contains forward-looking statements including expectations of future production and capital expenditures. Information concerning reserves may also be deemed to be forward-looking as estimates imply that the reserves described herein can be profitably produced in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause the actual results to differ from those anticipated. These risks include but are not limited to: the underlying risks of the oil and gas industry (i.e., operational risks in development and production; potential delays or changes in plans with respect to development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, operating expenses and capital costs, and political and environmental factors); and commodity price, inflation rate and exchange rate fluctuation. Other general industry factors or uncertainties that may impact the reserves and values attributable to the properties are described elsewhere in this short form prospectus. See “Special Note Regarding Forward-Looking Statements” and “Risk Factors”.

Production Estimates

The following table sets out the volume of production estimated for the period from April 1, 2006 to December 31, 2006 for the Hoadley and B.C. Assets, which is reflected in the estimate of future net revenue disclosed in the tables contained under “- Disclosure of Reserves Data”.

	Light and Medium Oil	Heavy Oil	Natural Gas	Natural Gas Liquids	boe
	(bbls/d)	(bbls/d)	(mcf/d)	(bbls/d)	(boe/d)

Proved Producing	230	—	74,400	1,658	14,289
Total Proved	230	—	82,517	1,743	15,726
Proved plus Probable	237	—	87,753	1,871	16,734

Production History

The following tables summarize certain information in respect of production, product prices received, royalties paid, operating expenses and resulting netback in respect of the Hoadley and B.C. Assets for the periods indicated. Current production (July 2006) from the Hoadley and B.C. Assets is approximately 13,500 boe/d consisting of 70.0 mmcf/d of natural gas, 230 bbls/d of crude oil and 1,600 bbls/d of NGL.

	Quarter Ended
	2006		2005
	June 30 (1)	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31

Average Daily Production
Light and Medium Crude Oil (bbls/d)	663	690	570	490	477	480
Gas (mcf/d)	79,010	72,313	65,994	55,274	53,329	58,909
NGL (bbls/d)	1,421	1,189	1,042	895	899	911
Combined (boe/d)	15,253	13,931	12,611	10,598	10,274	11,209

Average Price Received
Light and Medium Crude Oil ($/bbl)	73.85	64.93	66.60	72.83	63.41	58.71
Gas ($/mcf)	6.26	8.19	11.86	9.12	7.61	7.08
NGL ($/bbl)	49.86	54.89	57.35	54.80	48.31	44.03
Combined ($/boe)	40.30	50.39	69.80	55.56	46.75	43.30

Royalties
Light and Medium Crude Oil ($/bbl)	(6.01)	(6.36)	(5.74)	(6.56)	(6.53)	(5.61)
Gas ($/mcf)	(1.44)	(1.88)	(2.24)	(1.98)	(1.52)	(1.43)
NGL ($/bbl)	(13.71)	(15.21)	(15.26)	(16.09)	(14.23)	(12.44)
Combined ($/boe)	(8.99)	(11.40)	(13.23)	(11.97)	(9.46)	(8.75)

Operating expenses
Combined ($/boe)	(6.96)	(7.65)	(7.12)	(7.92)	(7.90)	(7.49)

Netback Received
Combined ($/boe)	24.35	31.35	49.45	35.67	29.39	27.06

Note:

(1)                                  Production figures for the quarter ended June 30, 2006 include flush production from a number of new wells. Management of Canetic estimates a stabilized production rate for July 2006 at approximately 13,500 boe/d.

The following table indicates the average daily production from the important fields associated with the Hoadley and B.C. Assets for the year ended December 31, 2005:

	Light/Medium Crude Oil	Natural Gas	NGL	Total
	(bbls/d)	(mcf/d)	(bbls/d)	(boe/d)

B.C. North
Buick Creek	9	3,074	58	579
Fireweed	9	2,844	32	514

B.C. South
Bear Flat	7	3,922	23	684
Fort St. John	63	5,864	38	1,078
Stoddart	102	4,914	68	989

Hoadley
Falun	16	2,156	34	409
Ferrybank	31	8,722	169	1,654
Hoadley	53	3,178	99	681
Homeglen	30	4,572	156	948
Westerose	51	2,762	110	621
Willesden Green	59	4,079	60	799

Total	429	46,087	846	8,956

Note:

(1)                                  Production numbers reflect total production averaged over the course of the year.

CANETIC RESOURCES TRUST PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustee of Canetic Resources Trust:

We have read the accompanying unaudited pro forma consolidated balance sheet of Canetic Resources Trust (“Canetic”) as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 (collectively, the “Pro Forma Statements”), and have performed the following procedures.

1.                                       Compared the figures in the columns captioned “Consolidated Canetic” to the unaudited consolidated financial statements of Canetic as at June 30, 2006 and for the six month period then ended, and found them to be in agreement.

2.                                       Compared the figures in the column captioned “Consolidated Acclaim” to the audited consolidated statement of earnings of Acclaim Energy Trust for the year ended December 31, 2005 and found them to be in agreement.

3.                                       Compared the figures in the columns captioned “Pro Forma Consolidated StarPoint” to the unaudited pro forma consolidated statement of operations of StarPoint Energy Trust for the year ended December 31, 2005, and found them to be in agreement.

4.                                       Compared the figures in the column captioned “Hoadley”, “BC South” and “BC North” in the unaudited pro forma consolidated statements of earnings to the unaudited schedules of revenue and expenses of each of the Hoadley, BC South and BC North assets for the six months ended June 30, 2006 and the audited schedules of revenue and expenses of each of the Hoadley, BC South and BC North assets for the year ended December 31, 2005 and found them to be in agreement.

5.                                       Made enquiries of certain officials of Canetic who have responsibility for financial and accounting matters about:

(a)                                  the basis for determination of the pro forma adjustments; and

(b)                                 whether the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(c)                                  described to us the basis for determination of the pro forma adjustments; and

(d)                                 stated that the Pro Forma Statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6.                                       Read the notes to the Pro Forma Statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.                                       Recalculated the application of the pro forma adjustments to the amounts in the column captioned “Consolidated Canetic” as at June 30, 2006 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

8.                                       Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Consolidated Canetic”, “Hoadley”, “BC South” and “BC North” for the six months ended June 30, 2006 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

9.                                       Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Consolidated Acclaim”, “Pro Forma Consolidated StarPoint” and “Hoadley”, “BC South” and “BC North” for the year ended December 31, 2005 and found the amounts in the column captioned “Pro Forma Canetic” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the Pro Forma Statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Calgary, Alberta	(signed) “Deloitte & Touche LLP”
August 4, 2006	Chartered Accountants

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED BALANCE SHEET

As at June 30, 2006

(Unaudited)

(Expressed in Thousands of Dollars)

	Consolidated Canetic	Pro Forma Adjustments	Notes		Pro Forma Canetic

ASSETS
CURRENT
Accounts receivable	229,834	—			229,834
Prepaid expenses	20,216	—			20,216
	250,050	—			250,050

Property, plant and equipment	3,712,253	914,998	2	(a)	4,627,251
Goodwill	936,869				936,869
Deferred financing charges	454	8,000	2	(d)	8,454
	4,899,626	922,998			5,822,624

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	236,276	—			236,276
Distributions payable	46,582	—			46,582
Financial derivative liability	53,239	—			53,239
	336,097	—			336,097

Bank debt	893,792	328,972	2	(c)	1,222,764
Convertible debentures	36,850	200,000	2	(d)	236,850
Financial derivative liability	28,968	—			28,968
Future income taxes	233,336	—			233,336
Asset retirement obligations	123,035	14,998	2	(a)	138,033
	1,652,078	543,970			2,196,048

UNITHOLDERS’ EQUITY
Capital	3,742,896	379,028	2	(b)	4,121,924
Convertible debentures	4,495	—			4,495
Accumulated earnings	303,939	—			303,939
Accumulated distributions	(803,782)	—			(803,782)
	3,247,548	379,028			3,626,576
	4,899,626	922,998			5,822,624

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

Six Months ended June 30, 2006

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

	Consolidated Canetic	Hoadley	BC South	BC North	Pro Forma Adjustments	Notes		Pro Forma Canetic

REVENUE
Petroleum and natural gas sales – net	559,332	58,587	22,608	11,558	6,673	3	(b)	658,758

EXPENSES
Operating and transportation	120,383	9,648	7,476	4,093	1,248	3	(b)	142,848
General and administrative	19,293				199	3	(b)	19,492
Interest on bank debt	20,289				127	3	(b)	28,641
					8,225	3	(c)
Interest on convertible debentures	2,116				6,500	3	(h)	8,616
Unit-based compensation	18,670							18,670
Depletion, depreciation and amortization	300,490				47,519	3	(d)	348,009
Accretion of asset retirement obligations	4,908				588	3	(e)	5,496
Realized loss on financial derivatives	13,675				481	3	(b)	14,156
Unrealized gain on financial derivatives	(7,306)							(7,306)
	492,518	9,648	7,476	4,093	64,887			578,622

EARNINGS BEFORE TAXES	66,814	48,939	15,132	7,465	(58,214)			80,136

Provision for capital taxes	3,782							3,782
Recovery of future income taxes	(79,038)				(20,619)	3	(f)	(99,657)
	(75,256)				(20,619)			(95,875)

NET EARNINGS	142,070	48,939	15,132	7,465	(37,595)			176,011

Net earnings per unit – basic (Note 3(g))	$0.71							$0.79

Net earnings per unit – diluted (Note 3(g))	$0.69							$0.75

CANETIC RESOURCES TRUST

PRO FORMA CONSOLIDATED STATEMENTS OF EARNINGS

Year ended December 31, 2005

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

	Consolidated Acclaim	Pro Forma Consolidated StarPoint	Hoadley	BC South	BC North	Pro Forma Adjustments	Notes		Pro Forma Canetic

REVENUE
Petroleum and natural gas sales - net	624,526	565,427	98,246	58,827	20,749	(19,025)	3	(a)	1,348,750

EXPENSES
Operating and transportation	135,345	132,083	13,992	15,771	6,456	(3,299)	3	(a)	300,348
									—
General and administrative	21,586	32,259							53,845
Plan of arrangement costs	—	47,959							47,959
Interest on bank debt	13,752	15,237				16,449	3	(c)	45,438
Interest on convertible debentures	4,357	7,509				13,000	3	(h)	24,866
Unit-based compensation	27,984	10,763							38,747
Bad debt expense		6,969							6,969
Depletion, depreciation and amortization	233,693	267,326				184,812	3	(d)	685,831
Accretion of asset retirement obligations	4,560	4,656				1,111	3	(e)	10,327
Realized loss on financial derivatives	80,157	5,963							86,120
Unrealized loss on financial derivatives	20,635	15,677							36,312
	542,069	546,401	13,992	15,771	6,456	212,073			1,336,762

EARNINGS BEFORE TAXES	82,457	19,026	84,254	43,056	14,293	(231,098)			11,988

Provision for capital taxes	8,036	11,295							19,331
Provision for (recovery of) future income taxes	8,573	(39,773)				(88,095)	3	(f)	(119,295)
	16,609	(28,478)				(88,095)			(99,964)

Non-controlling interest	—	1,283				(1,283)	3	(j)	—

NET EARNINGS	65,848	46,221	84,254	43,056	14,293	(141,720)			111,952

Net earnings per unit – basic (Note 3(g))	$0.61	$0.45							$0.52

Net earnings per unit – diluted (Note 3(g))	$0.61	$0.44							$0.52

Canetic Resources Trust

Notes to Pro Forma Consolidated Financial Statements (unaudited)

As at June 30, 2006 and the Six Months then Ended and the Year Ended December 31, 2005

1.                                       Basis of Presentation

The accompanying unaudited pro forma consolidated balance sheet as at June 30, 2006 and the unaudited pro forma consolidated statements of earnings for the six months ended June 30, 2006 and for the year ended December 31, 2005 of Canetic Resources Trust (“Canetic”) (the “Pro Forma Statements”) have been prepared for inclusion in the short form prospectus (the “Prospectus”) of Canetic related to the qualification for distribution of 18.06 million subscription receipts at a price of $22.15 per subscription receipt and $200 million principal amount of 6.5% Convertible Extendible Unsecured Subordinated Debentures (“Debentures”) of Canetic. Each subscription receipt entitles the holder to receive one trust unit (“Unit”) of Canetic. The Pro Forma Statements give effect to the following transactions:

(a)                                  On August 2, 2006 Canetic entered in a Purchase and Sale Agreement to purchase certain interests in oil and natural gas assets Hoadley, BC North and BC South assets located in Alberta and northeastern British Columbia.

(b)                                 The related distribution of the Units, issue of the Debentures and increase in debt to finance the acquisition of the Hoadley and BC South and BC North Assets.

The Pro Forma Statements include the accounts of Canetic and its subsidiaries and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). The unaudited pro forma consolidated balance sheet gives effect to the transactions and assumptions described in note 2 as if they had occurred at the date of the balance sheet and the unaudited pro forma consolidated statements of earnings give effect to the transactions and assumptions described in note 3 as if they had occurred at January 1, 2005. The Pro Forma Statements may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing these Pro Forma Statements, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the operations of the combined assets.

Accounting policies used in the preparation of the Pro Forma Statements are in accordance with those disclosed in the 2005 audited financial statements of Acclaim Energy Trust (“Acclaim”).

The Pro Forma Statements have been prepared from information derived from and should be read in conjunction with the unaudited interim consolidated financial statements of Canetic as at June 30, 2006 and for the three and six months then ended, the audited consolidated financial statements of Acclaim and StarPoint Energy Trust (“Starpoint”) as at and for the year ended December 31, 2005, the unaudited pro forma consolidated statement of operations of StarPoint for the year ended December 31, 2005, and each of the unaudited schedules of revenue and expenses of the Hoadley, BC South and BC North assets for the six month period ended June 30, 2006 and each of the audited schedules of revenue and expenses for each of the years in the two year period ended December 31, 2005 of the same assets, all as incorporated by reference or included elsewhere in the Prospectus. In the opinion of management, the Pro Forma Statements include all necessary adjustments for a fair presentation of the ongoing entity in accordance with GAAP.

2.                                       Pro Forma Consolidated Balance Sheet Assumptions and Adjustments

(a)                                  The acquisition of the Hoadley, BC South and BC North assets for a total cost of $915.0 million (including $900.0 million cost of the Acquisition (prior to considering $30.0 million of transaction costs of the offering) and $15.0 million of asset retirement obligations);

(b)                                 The issuance of 18.06 million Units at a price of $22.15 per unit for net proceeds of $379.0 million (after $21 million of issue and transaction costs);

(c)                                  The increase in bank debt of $329.0 million under additional credit facilities arranged to finance a portion of the acquisition of the Hoadley, BC South and BC North assets;

(d)                                 The issuance of Debentures in the principal amount $200.0 million which are assumed to finance a portion of the acquisition cost of the Hoadley, BC South and BC North assets. Issue costs of $8.0 million will be deferred and amortized.

3.                                       Pro Forma Consolidated Statements of Earnings Assumptions and Adjustments

(a)                                  Petroleum and natural gas sales – net and operating and transportation expense in the pro forma consolidated statements of earnings for the year ended December 31, 2005 have been adjusted to take into account the revenue and expenses of the Acclaim and StarPoint assets transferred to TriStar Oil & Gas Ltd. (“TriStar”)

(b)                                 An adjustment has been made to record the results of StarPoint from January 1, 2006 to closing of the Acquisition on January 5, 2006.

(c)                                  Increase in interest expense related to the decreased bank debt calculated at Canetic’s average cost of borrowing of 5.0%.

(d)                                 Depletion, depreciation and amortization has been adjusted to reflect the application of the appropriate unit-of-production rate for the full cost pool allocated to Canetic based on the estimated proved petroleum and natural gas reserves after adjustments for the acquisition of the Hoadley, BC South and BC North assets, the StarPoint Assets and the asset transfer to TriStar.

(e)                                  An adjustment has been made to reflect additional accretion on the asset retirement obligation of the Hoadley, BC South and BC North assets.

(f)                                    An adjustment to future income taxes for the above adjustments, as applicable.

(g)                                 The net earnings per trust unit is based on the following number of trust units issued under the Arrangement, the exchange of exchangeable shares, and the exercise of unit-based incentive rights:

December 31, 2005

Basic weighted average units outstanding of Acclaim, as reported	106,591
Units issued for Acclaim Exchangeables	430
Units issued under Acclaim Incentive Plan	2,151
109,172

Exchange ratio	0.8333
Canetic units, beginning of period	90,973
Units issued on StarPoint acquisition	106,242
Adjustment for units issued on the Hoadley, BC South and BC North assets Acquisition to assume these were issued on January 1, 2005	18,060
Basic and diluted units outstanding	215,275

June 30, 2006

Basic weighted average units outstanding of Canetic, as reported	201,370
Adjustment to reflect units issued on StarPoint Acquisition from January 1, 2006 to the Closing on January 5, 2006	2,348
Adjustment for units issued on the Hoadley, BC North and BC South assets Acquisitions to assume these were issued on January 1, 2005	18,060
Basic units outstanding	221,778
Dilutive impact of RTU’s, PTU’s and Debentures	13,057
Diluted units outstanding	234,835

(h)                                 Increase interest on convertible debentures at 6.5% for the assumed issuance of $200 million convertible debentures.

(i)                                     Acclaim has historically elected to not apply hedge accounting and has elected to follow the fair value accounting for all financial instruments. No adjustment has been made to the unaudited pro forma consolidated statements of earnings of Canetic for the year ended December 31, 2005 for the financial instruments that were acquired from StarPoint and which were accounted for as hedges by StarPoint in its historical financial statements. If an adjustment were required to be made, it could be significant to the unaudited Pro Forma Statements.

(j)                                     Elimination of non-controlling interest of StarPoint pursuant to the assumed conversion of StarPoint exchangeable shares on January 1, 2005.

STARPOINT ENERGY TRUST PRO FORMA FINANCIAL STATEMENTS

COMPILATION REPORT ON PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

To the Directors of StarPoint Energy Ltd., administrator of

StarPoint Energy Trust:

We have read the accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 and have performed the following procedures:

1.                                       Compared the figures in the columns captioned “StarPoint Energy Trust” to the audited consolidated financial statements of StarPoint Energy Trust as at December 31, 2005 and for the year then ended and found them to be in agreement.

2.                                       Compared the figures in the columns captioned “APF Pro Forma Total” to the unaudited pro forma consolidated financial statements of APF Energy Trust as at March 31, 2005 for the three months then ended and found them to be in agreement.

3.                                       Compared the figures in the columns captioned “EnCana Assets” to the unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005 and found them to be in agreement.

4.                                       Compared the figures in the columns captioned “Nexen Assets” to the unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005 and found them to be in agreement.

5.                                       Made enquires of certain officials of StarPoint Energy Trust who have responsibility for financial and accounting matters about:

(a)                                  the basis for the determination of the pro forma adjustments; and

(b)                                 whether the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

The officials:

(c)                                  described to us the basis for determination of the pro forma adjustments; and

(d)                                 stated that the pro forma consolidated financial statements comply as to form in all material respects with the regulatory requirements of the various Securities Commissions and similar regulatory authorities in Canada.

6.                                       Read the notes to the pro forma consolidated statement of operations and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

7.                                       Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the applicable columns captioned “StarPoint Energy Trust”, “EnCana Assets”, “Nexen Assets” and “APF Pro Forma Total”, for the year ended December 31, 2005 and found the amounts in the columns captioned “StarPoint Energy Trust Pro Forma Total” to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma consolidated statement of earnings, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statement.

Calgary, Alberta	(Signed) “KPMG LLP”
August 4, 2006	Chartered Accountants

STARPOINT ENERGY TRUST

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

Year ended December 31, 2005

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

		Pro Forma Adjustments
	StarPoint Energy Trust	Selkirk Energy Partnership	APF Pro Forma Total	EnCana Assets	Nexen Assets	Other	Notes		StarPoint Energy Trust Pro Forma Total
		(note 2(f))
Revenue
Oil and gas sales	419,300	1,390	73,191	49,277	67,468	72,144	2(a	)	697,558
						14,537	2(b	)
						251	2(g	)
Royalties expense, net of ARTC	(87,298)	(353)	(13,589)	(2,509)	(12,949)	(12,643)	2(a	)	(132,131)
						(2,790)	2(b	)
	332,002	1,037	59,602	46,768	54,519	71,499			565,427

Expenses
Operating and transportation	79,032	199	16,301	8,461	7,106	19,202	2(a	)	132,083
						1,531	2(b	)
						251	2(g	)
General and administrative	9,089	1,002	3,528	—	—	18,640	2(a	)	32,259
Plan of arrangement costs	47,959	—	—	—	—	—			47,959
Depletion, depreciation and amortization	194,106	534	26,361	—	—	22,832	2(a	)	267,326
						23,493	2(d	)
Accretion	2,751	—	620	—	—	1,260	2(a	)	4,656
						25	2(d	)
Unit based compensation	11,046	—	35	—	—	(318)	2(a	)	10,763
Interest and bank charges	8,281	(7)	1,836	—	—	1,550	2(a	)	15,237
						3,577	2(c	)
Interest on convertible debentures	3,331	—	1,283	—	—	1,270	2(a	)	7,509
						1,625	2(c	)
Realized loss on financial derivatives	—	—	2,735	—	—	3,228	2(a	)	5,963
Unrealized (gain) loss on financial derivatives	(9,641)	—	18,384	—	—	6,934	2(a	)	15,677
Bad debt expense	6,969	—	—	—	—	—			6,969
	352,923	1,728	71,083	8,461	7,106	105,100			546,401
Income (loss) before income taxes and non–controlling interest	(20,921)	(691)	(11,481)	38,307	47,413	(33,601)			19,026

Income Taxes
Capital taxes	7,616	—	782	—	—	1,050	2(a	)	11,295
						1,847	2(e	)
Future income tax expense (recovery)	(23,354)	—	(9,892)	—	—	(6,527)	2(a	)	(39,773)
	(15,738)		(9,110)	—	—	(3,630)			(28,478)

Non–controlling interest	1,283	—		—	—	—			1,283

Net income (loss)	(6,466)	(691)	(2,371)	38,307	47,413	(29,971)			46,221

Net income (loss) per trust unit
Basic	(0.10)								0.45
Diluted	(0.10)								0.44

See accompanying notes to pro forma consolidated financial statements.

STARPOINT ENERGY TRUST

NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

For the year ended December 31, 2005

(Unaudited)

(Expressed in Thousands of Dollars, Except per Trust Unit Amounts)

1.                                                                                                                                      BASIS OF PRESENTATION:

The accompanying unaudited pro forma consolidated statement of operations for the year ended December 31, 2005 (the “pro forma financial statements”) for StarPoint Energy Trust (“StarPoint”) has been prepared to reflect the following:

•                                          The acquisition of the Nexen Assets (“Nexen Assets”) for cash consideration of approximately $317.7 million which closed on August 9, 2005;

•                                          The acquisition of the EnCana Assets (“EnCana Assets”) for cash consideration of approximately $398.0 million which closed on June 30, 2005;

•                                          The acquisition of all the issued and outstanding units of APF Energy Trust (“APF”) for consideration totalling approximately $735.4 million through the issuance of 39,659,628 trust units of StarPoint (“StarPoint units”) at an adjusted price of $18.54 per StarPoint unit which closed on June 27, 2005;

•                                          The acquisition of all of the issued and outstanding shares of Selkirk Energy Partnership (“Selkirk”) for approximately $68.5 million which closed on January 28, 2005;

•                                          The issuance of $60,000,000 convertible debentures at a coupon rate of 6.5 % per annum with a conversion price of $19.75 per StarPoint unit;

•                                          The issuance of 17,800,000 StarPoint units at $18 per StarPoint unit for gross proceeds totalling approximately $320.4 million; and

•                                          The issuance of 12,000,000 StarPoint units at $18.65 per StarPoint unit for gross proceeds totalling approximately $223.8 million.

The pro forma financial statements have been prepared from information derived from and should be read in conjunction with the following:

1.                                       StarPoint’s audited consolidated financial statements as at December 31, 2005 and for the year then ended;

2.                                       APF’s unaudited interim consolidated financial statements as at March 31, 2005 and for the three months then ended;

3.                                       The unaudited schedule of revenues, royalties and operating expenses for the EnCana Assets for the six months ended June 30, 2005;

4.                                       The unaudited schedule of revenues, royalties and operating expenses for the Nexen Assets for the six months ended June 30, 2005; and

5.                                       The unaudited pro forma consolidated financial statements of APF as at March 31, 2005 and for the three months then ended.

The pro forma consolidated statement of operations has been prepared by management in accordance with Canadian generally accepted accounting principles. The unaudited pro forma consolidated statement of operations gives effect to the transactions and assumptions in note 2 as if they had occurred on January 1, 2005. The pro forma consolidated statement of operations may not be indicative of the results that actually would have occurred if the events reflected therein had been in effect on the dates indicated or of the results which may be obtained in the future. In preparing this pro forma consolidated statement of operations, no adjustments have been made to reflect the expected operating synergies and administrative cost savings that could result from the combining of the operations of StarPoint and the acquired entities.

Accounting policies used in the preparation of the pro forma consolidated statement of operations are in accordance with those disclosed in StarPoint’s audited consolidated financial statements as at December 31, 2005 and for the year then ended.

In the opinion of management of StarPoint, the pro forma consolidated statement of operations includes all of the necessary adjustments for the fair presentation of StarPoint.

2.                                      STATEMENT OF OPERATIONS ADJUSTMENTS:

The unaudited consolidated pro forma statement of operations for the nine months ended September 30, 2005 gives effect to the following assumptions and adjustments as if they occurred on January 1, 2005:

(a)                                  StarPoint acquired APF on June 27, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from April 1, 2005 to June 26, 2005.

(b)                                 StarPoint acquired the Nexen Assets on August 9, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited results from July 1, 2005 to August 8, 2005.

(c)                                  Interest expense has been adjusted to give effect to the cash portion of the consideration paid on the acquisitions of Selkirk, the EnCana Assets, the Nexen Assets and the interest on the issuance of the APF and StarPoint convertible debentures less the proceeds received from the equity issues and the convertible debenture issue. Accretion of the equity component of the convertible debenture issue has been adjusted to give effect to the issuance of the convertible debentures.

(d)                                 Depreciation, depletion and accretion have been adjusted to reflect the application of the appropriate unit–of–production rate for the full cost pool allocated to StarPoint based on the estimated proved petroleum and natural gas reserves after adjustments for all acquisitions.

(e)                                  Capital taxes have been adjusted to reflect the increased size of StarPoint after the completion of the acquisitions.

The pro forma consolidated statement of operations has been adjusted to reflect the elimination of current income taxes which will be eliminated under the Trust structure. The future income tax provision reflects the tax impact of the pro forma adjustments in the pro forma consolidated statement of operations.

(f)                                    StarPoint acquired Selkirk on January 28, 2005. The pro forma consolidated statement of operations has been adjusted to incorporate the unaudited operating results for the period from January 1, 2005 to January 27, 2005.

(g)                                 Oil and gas sales have been adjusted to reclassify transportation costs.

(h)                                 The net income per StarPoint unit and exchangeable share has been based on the following historical weighted average number of shares of StarPoint adjusted as follows:

Year ended December 31, 2005

Weighted average StarPoint units and exchangeable shares	63,923,000
Adjustment for units issues on acquisition of APF and equity issued to assume these were issued at the beginning of the year	37,548,000
Weighted average StarPoint units and exchangeable shares	101,471,000

Allocated as follows:
StarPoint units	99,546,000
Exchangeable shares	1,925,000

Hoadley Assets

Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors’ Report

To the Directors of

Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the Hoadley Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the Hoadley Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

“PricewaterhouseCoopers LLP”

Tulsa, Oklahoma

Hoadley Assets

Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	122,195	91,637	75,718	47,250
Royalties	(23,949)	(19,785)	(17,131)	(9,182)
	98,246	71,852	58,587	38,068
Operating expenses	13,992	15,094	9,648	6,568

Excess of revenue over operating expenses	84,254	56,758	48,939	31,500

Hoadley Assets

Samson Canada Ltd.

Notes to Schedule of Revenue and Expenses

December 31, 2005 and 2004

(in thousands of Canadian dollars)

1.                                       Basis of Presentation

The Schedule of Revenue and Expenses (the “Schedule”) has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the Hoadley Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. Hoadley Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The Hoadley Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Central and South Alberta (Carbon, Cessford, Ferrybank, Gilby, Hoadley EDMN/HSCN, Hoadley Edmonton, Hoadley HSCN, Hoadley Minors, Homeglen Rimbey, Medicine River, Mikwan, Oyen, Pembina, Provost, Sedalia, Stry, Westerose, Westerose South, Willesden Green, and Wilson Creek).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the Hoadley Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.                                       Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the Alberta Government posted reference prices. Oil crown royalties are taken in kind by the Government of Alberta. The annual adjustment relating to gas cost allowance is recorded when received.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.

BC South Assets

Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors’ Report

To the Directors of

Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the BC South Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the BC South Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

“PricewaterhouseCoopers LLP”

Tulsa, Oklahoma

BC South Assets

Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	74,823	58,886	28,667	31,219
Royalties	(15,996)	(11,724)	(6,059)	(6,344)
	58,827	47,162	22,608	24,875
Operating expenses	15,771	15,606	7,476	8,213

Excess of revenue over operating expenses	43,056	31,556	15,132	16,662

BC South Assets

Samson Canada Ltd.

Notes to Schedule of Revenue and Expenses

December 31, 2005 and 2004

(in thousands of Canadian dollars)

1.                                       Basis of Presentation

The Schedule of Revenue and Expenses (the “Schedule”) has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the BC South Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. BC South Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The BC South Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Southern British Columbia (BC South Minors, Bear Flat, Fort St. John, Monias, Oak, Rigel, Stoddart, and Wilder).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the BC South Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.                                       Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the British Columbia Government posted reference prices. Oil crown royalties are based on the net weighted average selling price by the producer. Gas crown royalties are reduced by a producer cost of service allowance.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.

BC North Assets

Owned by Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

PricewaterhouseCoopers LLP Two Warren Place 6120 South Yale Avenue, Suite 1850 Tulsa OK 74136 Telephone (918) 524 1200 Facsimile (918) 524 1300

May 15, 2006

Auditors’ Report

To the Directors of

Samson Investment Company

We have audited the schedule of revenue and expenses for the years ended December 31, 2005 and 2004 for the BC North Assets owned by Samson Canada Ltd. This financial information is the responsibility of management. Our responsibility is to express an opinion on this financial information based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial information is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial information. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial information presentation.

In our opinion, the schedule of revenue and expenses present fairly, in all material respects, the revenues, royalties and operating expenses for the BC North Assets owned by Samson Canada Ltd. for the years ended December 31, 2005 and 2004 in accordance with the basis of accounting disclosed in Note 1.

“PricewaterhouseCoopers LLP”

Tulsa, Oklahoma

BC North Assets

Samson Canada Ltd.

Schedule of Revenue and Expenses

December 31, 2005 and 2004

	Year ended December 31,		Six Months ended June 30,
(in thousands of Canadian dollars)	2005	2004	2006	2005

Revenue	26,842	22,278	14,886	9,523
Royalties	(6,093)	(4,952)	(3,328)	(2,152)
	20,749	17,326	11,558	7,371
Operating expenses	6,456	7,000	4,093	3,108

Excess of revenue over operating expenses	14,293	10,326	7,465	4,263

1.                                       Basis of Presentation

The Schedule of Revenue and Expenses (the “Schedule”) has been prepared by management of Samson Canada Ltd. and includes the operating results for 2005 and 2004 relating only to the BC North Assets which Samson Canada Ltd. owned a working interest as of December 31, 2005. BC North Assets sold prior to December 31, 2005 are not included in the operating results. The results have been recorded on an accrual basis.

The BC North Assets consist of crude oil and natural gas assets which have been offered for sale and are located in Northern British Columbia (Rigel, BC North Minors, Buick Creek, Buick Creek West, and Fireweed).

The Schedule includes only those revenues, royalties and operating expenses that are directly related to the BC North Assets and does include any provision for depletion, depreciation, accretion, asset retirement obligations, future capital costs, impairment of unevaluated properties, general and administrative costs, interest or income taxes for these assets as these amounts are based on the consolidated operation of Samson Canada Ltd. of which these properties form only a part.

2.                                       Significant Accounting Policies

Revenue

Revenue for the sale of petroleum and natural gas is recognized based on volumes delivered to customers at contractual delivery points and rates. The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Royalty

Royalties are recorded at the time the product is produced and sold. Royalties are calculated in accordance with the applicable regulations and/or the terms of the individual royalty agreements. Gas crown royalties are based on the British Columbia Government posted reference prices. Oil crown royalties are based on the net weighted average selling price by the producer. Gas crown royalties are reduced by a producer cost of service allowance.

Operating Expenses

Operating expenses include amounts related to the extraction of product to the surface, gathering, transportation, field processing, plant turnaround, workovers, treating, field storage, and allowable operating overhead recoveries as established by Samson Canada Ltd.